CIBC Acquires Majority Stake in FirstCaribbean International Bank
TORONTO, Dec 22, 2006 — CIBC(CM: TSX; NYSE) today announced that it has purchased 599,401,230 shares of First Caribbean International Bank under its previously announced plans to acquire Barclays Bank’s 43.7 per cent ownership in FirstCaribbean.
CIBC paid US$988,652,389 in cash. The purchase price paid to Barclays represents US$1.62 for each FirstCaribbean share, plus accrued but unpaid dividends.
CIBC will now move forward with its planned mandatory offer to all shareholders in FirstCaribbean. The mandatory offer will also be at a price of US$1.62 a share plus accrued but unpaid dividends.
Under its agreement with CIBC, Barclays will have the option to tender all or a portion of its remaining 66,600,137 FirstCaribbean shares under that offer. Both CIBC and FirstCaribbean are committed to maintaining a strong minority ownership that they expect to grow in the future.
FirstCaribbean, which is listed on the Barbados, Jamaica, Trinidad and Tobago and the Eastern Caribbean Stock Exchanges, is the largest regionally-listed bank in the English-speaking Caribbean, with assets of approximately US$12.4 billion and a market capitalization of US$2.8 billion.
CIBC’s history in the Caribbean dates to 1920. In 2002, CIBC acquired a 43.7 per cent ownership stake in FirstCaribbean when its Caribbean operations were merged with those of Barclays to form FirstCaribbean.
CIBC’s President and CEO Gerry McCaughey said: “We are pleased to have concluded this part of the transaction successfully. We look forward to participating in the future growth of FirstCaribbean in this dynamic region.”
FirstCaribbean has over 3,500 staff, 100 branches and banking centres, and offices in 17 countries comprising: Anguilla, Antigua, The Bahamas, Barbados, Belize, The British Virgin Islands, The Cayman Islands, Curacao, Dominica, Grenada, Jamaica, St Kitts & Nevis, St Lucia, St Maarten, St Vincent and the Grenadines, Trinidad & Tobago and The Turks & Caicos Islands. The bank has approximately 800,000 active accounts. It has maintained an “A-Stable” rating by Standard & Poor’s from FirstCaribbean’s inception in 2002, the highest rating of any commercial bank in the Caribbean Community.

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalisation.
CIBC is a leading North American financial institution with more than 11 million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

Contact:  Rob McLeod, CIBC (416) 980-3714